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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of November 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1.   RADVision  Ltd.  Press  Release  dated  November  13, 2000 re Zydacron  and
     RADVision Provide the US Military with One of the Largest Orders for IP-centric Conferencing.


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                                                                          ITEM 1

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For Immediate Release

Contact:

Scott Darling                       Karen Gurwitz
Dir. Corp. Communications           Dir. Corp. Comm.
Zydacron                            RADVision, Inc.
Tel: 603-647-1000 ext. 1165         Tel: 201.529.4300, x305
sdarling@zydacron.com               kgurwitz@radvision.com
www.zydacron.com                    www.radvision.com

                                    Jody Burfening
David Seligman                      Sanjay Hurry
CFO                                 Investor Relations
RADVision, Ltd.                     LHA
Tel: +972.3.645.5446                Tel: 212.838.3777
Seligman@tlv.radvision.com          jbs@lhai.com
www.radvision.com                   www.lhai.com

     Zydacron and RADVision Provide the US Military with One of the Largest
                       Orders for IP-centric Conferencing
      OVER FIFTY MULTIPOINT CONTROL UNITS ARE DELIVERED TO THE US MILITARY
                      TO SUPPORT GLOBAL CONFERENCING NEEDS

Manchester, NH & Mahwah, NJ, November 13, 2000 - Zydacron, the leading developer of Intelligent Meeting Systems, and RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that the US Military has purchased over fifty RADVision Multipoint Control Units (MCUs) for distribution throughout the country. The MCUs will be used to conduct high-level worldwide briefings and provide advanced training to widely dispersed units. With the completion of this sale, Zydacron establishes a new industry record for the largest sale of MCUs to a single client. Zydacron and RADVision have a history of partnering to provide complete conferencing solutions by integrating Zydacron's endpoints with RADVision's Voice and Video over IP (V2oIP) networking product family.

Ken Garofano, President of Zydacron, stated, "Zydacron is currently involved in a number of high level programs involving the federal government and branches of the military. We are pleased that we were able to work with RADVision to provide the military with a cost-effective solution that improves the number and variety of training programs offered. Zydacron's Intelligent Meeting Systems are well designed to support the meeting and training requirements of a large and dispersed organization like the military and we continue to develop advanced solutions that contribute to military readiness."

"We are pleased that RADVision's MCU technology meets the military's stringent requirements for cost-effective solutions that are reliable, scalable, and easy to use and maintain," said Ami Amir, CEO of RADVision. "By partnering with companies such as Zydacron to offer the market comprehensive IP-centric communications solutions, we are leveraging their sales and technology expertise to extend our penetration into the next-generation communications market."

For the past three years, Zydacron has been actively involved in military training programs that require high-end audio, video and advanced data collaboration capabilities. The success of these programs has overextended the capacity of the existing MCUs, resulting in severe resource constraints and training bottlenecks. The solution to the problem was a distribution of more than fifty MCUs over large geographic areas, providing a substantial increase in functionality at a dramatically reduced cost per seat. By distributing the MCUs into regional training centers, the US military is better able to coordinate training schedules and offer the added benefit of flexibility in scheduling training courses to various branches.

                                     more...



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Zydacron is providing  federal agencies with RADVision's H.323 MCU, which offers the military the benefit of simplicity with easy set up features, high reliability and a low cost of maintenance. The H.323 MCU provides a small footprint, computer operating system independence, and provides a high level of readiness for ongoing training programs. It offers state-of-the-art features such as Continuous Presence, an integrated gatekeeper, T.120 standard compliant data collaboration, conference speeds up to 1.5Mbps and local capacity for 15 users simultaneously. For truly large conferences multiple units can be cascaded together. When used with the Intelligent Meeting tools provided by Zydacron's comCenter, the distributed H.323 MCU offers the military a powerful, affordable and scalable solution to military readiness training.

About Zydacron

Founded in 1992 as a leading component supplier to the industry, Zydacron has expanded its offerings to include both desktop and group systems that integrate the latest meeting and presentation tools. These Intelligent Meeting Systems empower conference rooms to provide the same quality of connectivity as users are accustomed to in their office environments.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized


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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: November 17, 2000